Bass, Berry & Sims plc
Attorneys at Law

A PROFESSIONAL LIMITED LIABILITY COMPANY
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200
November 12, 2008
Via EDGAR
Jessica Livingston
Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Green Bankshares, Inc.
Schedule 14A
Filed October 31, 2008
File No. 000-14289
Dear Ms. Livingston:
     On behalf of our client, Green Bankshares, Inc. (the “Company”), please find below the responses of the Company to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter (the “Comment Letter”) dated November 7, 2008, concerning the preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) filed by the Company on October 31, 2008. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response. In addition, we enclose for your convenience additional copies of the revised preliminary Proxy Statement (the “Proxy Statement”), which is being filed with the Commission today, both clean and marked to show changes from the initial version filed on October 31, 2008. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.
Rationale for Creating Blank Check Preferred Stock
1.	Disclose whether you have applied to participate in the Treasury Department’s Capital Purchase Program and describe the status of your application.

RESPONSE: The Proxy Statement has been revised in accordance with the Staff’s comment.

NASHVILLE Downtown      |     KNOXVILLE     |      MEMPHIS      |      NASHVILLE Music Row      |      www.bassberry.com

Ms. Jessica Livinston
Securities and Exchange Commission
November 12, 2008

2.	Please discuss how your participation in the Capital Purchase Program may:
•	impact the rights of your existing common shareholders;

•	dilute the interests of your existing common shareholders;

•	require you to expand your board of directors to accommodate Treasury Department appointments to it;

•	require you to register for resale securities you have issued to the Treasury Department; and

•	impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.
RESPONSE: The Proxy Statement has been revised in accordance with the Staff’s comment.
3.	Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

RESPONSE: The Company does not believe that there would be a material effect on the Company’s liquidity, capital resources or results of operations if the United States Treasury denies the Company’s application to participate in the TARP capital purchase program. At September 30, 2008, all of the Company’s bank subsidiary’s risk-based capital ratios exceeded the minimum levels required to be deemed a “well-capitalized” financial institution, the highest capital regulatory rating a financial institution can achieve. At September 30, 2008, the bank subsidiary’s Tier 1 leverage ratio was 8.77%, its Tier 1 risk-based capital ratio was 10.34% and its total risk-based capital ratio was 11.59%, all of which exceed the required minimum ratios of 5%, 6% and 10%, respectively, required to be considered well-capitalized. While the Company believes that participation in the TARP capital purchase program would significantly enhance these ratios, the Company believes that its bank subsidiary will continue to be well-capitalized without the capital that would be raised through its participation in the TARP capital purchase program.
4.	Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

RESPONSE: The Proxy Statement has been revised in accordance with the Staff’s comment.

Ms. Jessica Livinston
Securities and Exchange Commission
November 12, 2008

Financial Statements
5.	Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement. Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase common stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

RESPONSE: The Company notes that Instruction 1 to Item 13(a) provides in part that “the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock without the present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value.” Because the only preferred shares which the Company has a present intent to issue are the preferred shares that would be issued to the United States Treasury for fair value in connection with participation in the TARP capital purchase program, the Company believes that the financial information required by Item 13(a) of Schedule 14A would not be deemed material with respect to such preferred shares. The Company further notes that the issuance of the warrants, and the common shares underlying the warrants, is not required to be approved by the Company’s shareholders and that no such approval is being sought. If the maximum number of preferred shares were issued, the number of common shares subject to warrants would be less than 5% of the Company’s outstanding common shares with an exercise price equal to the 20-day trading average for the Company’s common stock as of the date that the Company’s application is approved. Therefore, the Company does not believe that the financial information required by Item 13(a) of Schedule 14A is material in connection with the Company’s issuance of the warrants.
6.	If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

RESPONSE: The Company has revised the Proxy Statement to include the following disclosure:

“If the Company participates in the TARP capital purchase program at the 1% of risk-weighted assets level, it would receive approximately $24.1 million in additional capital and its subsidiary bank’s Tier 1 leverage ratio would improve from 8.77% to 9.38%. At this 1% participation level, the Company’s subsidiary bank’s Tier 1 risk-based capital ratio would improve from 10.34% to 11.35% and its subsidiary bank’s total risk-based capital ratio would increase from 11.59% to 12.60%. If the Company participates in the TARP capital purchase program at the 3% of risk-weighted assets level, it would receive

Ms. Jessica Livinston
Securities and Exchange Commission
November 12, 2008

approximately $72.3 million in additional capital and its subsidiary bank’s pro forma Tier 1 leverage ratio would be 11.03%. At this 3% participation level, the Company’s subsidiary bank’s pro forma Tier 1 risk-based capital ratio would be 13.34% and its subsidiary bank’s pro forma total risk-based capital ratio would be 14.59%. Thus, whether the Company participates in the TARP capital purchase program or not the Company’s subsidiary bank’s capital levels are expected to continue to exceed the minimum capital levels required to be deemed a well-capitalized financial institution.”
     Included herewith as Exhibit A is the acknowledgement of the Company requested in the Comment Letter.
     Please do not hesitate to contact me at (615) 742-7721 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.
Sincerely,
/s/ D. Scott Holley
Enclosures

cc:	R. Stan Puckett, Green Bankshares, Inc.
James E. Adams, Green Bankshares, Inc.
Bob F. Thompson, Bass, Berry & Sims PLC

Ms. Jessica Livinston
Securities and Exchange Commission
November 12, 2008

EXHIBIT A
     The undersigned, on behalf of Green Bankshares, Inc. (the “Company”), and in response to the request contained in comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter (the “Comment Letter”) dated November 7, 2008, concerning the preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) filed by the Company on October 31, 2008, hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;
2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GREEN BANKSHARES, INC
By:	/s/ James E. Adams
	Name:	James E. Adams
	Title:	Chief Financial Officer and Secretary